                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                AMENDMENT NO. 1

                                       to

                                 SCHEDULE 14D-1

              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                      and

                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934

                                  ------------

                                   ERO, INC.
                           (Name of Subject Company)

                                  ------------

                              HC ACQUISITION CORP.
                              HEDSTROM CORPORATION

                                   (Bidders)

                                  ------------

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                  ------------

                            268911104 (Common Stock)
                     (CUSIP number of Class of Securities)

                                  ------------

                                 Alan B. Menkes
                     Hicks, Muse, Tate & Furst Incorporated
                    1325 Avenue of the Americas, 25th Floor
                            New York, New York 10019
          (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of the Bidders)

                                  ------------

                                    Copy to:
                               Simeon Gold, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                           New York, New York  10153

                                  ------------

                                 April 10, 1997
       (Date of Event which Required Filing of Statement on Schedule 13D)

                           CALCULATION OF FILING FEE
===============================================================================
         TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
             $122,600,000                                       $24,520
===============================================================================
* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 10,274,300 shares of common stock, $.01 par value per share (the "Shares"), at a per Share purchase price of $11.25 and the cancellation of and settlement with respect to options to purchase 1,458,000 Shares. Such numbers of Shares and options represent all of the Shares and options outstanding as of April 10, 1997.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $24,520               Filing Party:  HC Acquisition Corp.
Form or Registration No.:  Schedule 14D-1 and                   and Hedstrom Corporation
                           Schedule 13D          Date Filed:    April 17, 1997

                               Page 1 of 7 Pages
                       Exhibit Index is located on Page 6

CUSIP NO. 268911104                 14D-1                      Page 2 of 7 Pages


--------------------------------------------------------------------------------
                    NAME OF REPORTING PERSON
       1              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                         HC Acquisition Corp.
--------------------------------------------------------------------------------
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       2                                                                (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
                    SEC USE ONLY
       3
--------------------------------------------------------------------------------
                    SOURCE OF FUNDS
       4                    BK, AF
--------------------------------------------------------------------------------
                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       5             IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f).              [ ]
--------------------------------------------------------------------------------
                    CITIZENSHIP OR PLACE OF ORGANIZATION
       6                    State of Delaware
--------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       7              REPORTING PERSON  3,940,000*
--------------------------------------------------------------------------------
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
       8              EXCLUDES CERTAIN SHARES                                [ ]
--------------------------------------------------------------------------------
       9            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                            38.3%
--------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON
      10                    CO
--------------------------------------------------------------------------------

         * On April 10, 1997, Hedstrom Corporation, a Delaware corporation ("Parent"), and HC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), entered into a Stockholders Agreement (the "Stockholders Agreement") with ERO, Inc., a Delaware corporation (the "Company"), and Golder, Thoma, Cressey Fund III Limited Partnership (the "Selling Stockholder"), pursuant to which the Selling Stockholder agreed to validly tender and not withdraw an aggregate of 3,940,000 shares of the Company's common stock, $.01 par value per share (the "Shares") pursuant to Purchaser's offer to purchase all outstanding Shares at a purchase price per Share of $11.25, net to the seller in cash. The Stockholders Agreement is more fully described in Section 12 of the Offer to Purchase dated April 17, 1997.

CUSIP NO. 268911104                  14D-1                     Page 3 of 7 Pages

--------------------------------------------------------------------------------
                    NAME OF REPORTING PERSON
       1            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                            Hedstrom Corporation
--------------------------------------------------------------------------------
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       2                                                                (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
                    SEC USE ONLY
       3
--------------------------------------------------------------------------------
                    SOURCE OF FUNDS
       4                    BK, AF, OO
--------------------------------------------------------------------------------
       5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                     REQUIRED PURSUANT TO ITEM 2(e) or 2(f).                 [ ]
--------------------------------------------------------------------------------
       6            CITIZENSHIP OR PLACE OF ORGANIZATION
                            State of Delaware
--------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       7              PERSON  3,940,000*
--------------------------------------------------------------------------------
       8            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
                      EXCLUDES CERTAIN SHARES                                [ ]
--------------------------------------------------------------------------------
       9            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                            38.3%
--------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON
      10                    CO
--------------------------------------------------------------------------------


         * On April 10, 1997, Hedstrom Corporation, a Delaware corporation ("Parent"), and HC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), entered into a Stockholders Agreement (the "Stockholders Agreement") with ERO, Inc., a Delaware corporation (the "Company"), and Golder, Thoma, Cressey Fund III Limited Partnership (the "Selling Stockholder"), pursuant to which the Selling Stockholder agreed to validly tender and not withdraw an aggregate of 3,940,000 shares of the Company's common stock, $.01 par value per share (the "Shares") pursuant to Purchaser's offer to purchase all outstanding Shares at a purchase price per Share of $11.25, net to the seller in cash. The Stockholders Agreement is more fully described in Section 12 of the Offer to Purchase dated April 17, 1997.

                                  TENDER OFFER

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D (the "Statement") filed on April 17, 1997 by HC Acquisition Corp., a Delaware corporation ("Purchaser"), and Hedstrom Corporation, a Delaware corporation ("Parent"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, $.01 par value per share (the "Shares"), of ERO, Inc., a Delaware corporation (the "Company"), at $11.25 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 17, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to the Statement as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer").

ITEM 10.  ADDITIONAL INFORMATION.

         The response to Item 10 of the Statement is supplemented as follows:

         On June 2, 1997, Parent and Purchaser jointly issued a press release, the text of which is attached hereto as Exhibit (a)(9) and incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         99(a)(9)  Text of Press Release dated June 2, 1997.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 1997

                                     HC ACQUISITION CORP.


                                     By: /s/ Andrew S. Rosen
                                        -------------------------------
                                         Title:  Vice President

                                     HEDSTROM CORPORATION


                                     By: /s/ Andrew S. Rosen
                                        -------------------------------
                                         Title:  Vice President





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





                                 EXHIBIT INDEX



Exhibit           Description
-------           -----------
99(a)(9)   Text of Press Release dated June 2, 1997.
